

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 6, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Frederick J. Goetz, Jr., President
Third-Order Nanotechnologies, Inc.
2601 Annand Dr., Suite #16
Wilmington, Delaware 19808

**Re: Third-Order Nanotechnologies, Inc.
          Amendment #1 to Form 10-SB
          Filed on July 19, 2007
          File No. 0-52567**

Dear Mr. Goetz:

      We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your disclosure that you engaged in the 2004 reverse acquisition in order to become a publicly-traded corporation. However, we were unable to locate any filing history under your current name or your predecessor name that appears to be related to you. Further, if you became a publicly traded company

in 2004, it is unclear why you are registering your common stock on this Form
10-SB at this time. Please revise your disclosure to clarify.

Financial Statements

2. Please update your financial statements to comply with Item 310(g) of
   Regulation S-B, as applicable.

Financial Statements – March 31, 2007

Balance Sheet, page 1

3. We note that you purchased intangible assets of $100,480 in the three month
   period ended March 31, 2007. Please disclose the components of your
   intangible assets. Please also provide disclosures related to your intangible
   assets in accordance with paragraph 45 of SFAS 142.

Financial Statements – December 31, 2006

Statement of Stockholders' Equity, page 5

4. We have read your response to comment 22 from our letter dated May 9, 2007.
   Please revise your statement of stockholders' equity to include the disclosures
   required by paragraph 11(d)(1)-(3) of SFAS 7. SFAS 7 requires that for each
   issuance, your statement of stockholders' equity should include the date and
   number of shares of stock, warrants, rights or other equity securities issued, the
   per share dollar amounts assigned to the consideration received and the nature of
   the consideration received. Also, where your current description of the
   consideration received is "for deferred charges," please revise to describe the
   nature of the consideration received, such as "for services" or "for future
   services."

5. On page 8, you indicate that on January 1, 2006, you adopted SFAS 123R using
   the modified prospective method of transition. Please tell us how you
   determined that it was appropriate to include deferred expense in your statement
   of changes in stockholders' equity. Otherwise, please revise your statement of
   changes in stockholders' equity to eliminate any unearned or deferred

6. compensation against the appropriate equity accounts as required by paragraph
   74 of SFAS 123R.

Note 4 – Deferred Charges, page 12

7. We have reviewed your response to comment 25 from our letter dated May 9, 2007. Please file the consulting agreements related to deferred charges and the associated share-based compensation agreements as exhibits to your Form 10-SB.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Green, Staff Accountant, at (202) 551-3733 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director